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                           February 7, 2022

       Sumitaka Yamamoto
       Chief Executive Officer
       HeartCore Enterprises, Inc.
       1-2-33, Higashigotanda, Shinagawa-ku
       Tokyo, Japan

                                                        Re: HeartCore
Enterprises, Inc.
                                                            Amendment No.1 to
Registration Statement on Form S-1
                                                            Filed January 25,
2022
                                                            File No. 333-261984

       Dear Mr. Yamamoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Impact of the COVID-19 Pandemic, page 19

   1. We note your revised disclosures in response to prior comment 2 indicating that the reduction in the net
retention rate for your digital transformation business unit (RPA business) was due to a
number of small and medium-sized customers cancelling their
                                                        contracts due to the
COVID-19 pandemic. Consistent with comment 4 in the letter dated
                                                        December 9, 2021
regarding disclosure of the specific impact of the COVID-19
                                                        pandemic, please revise
to also address your loss of customers. Also, as previously
                                                        requested, please make
conforming revisions to the discussion of the impact of the
                                                        COVID-19 pandemic
throughout your filing in the Risk Factors, Management   s
                                                        Discussion and
Analysis, and Description of Business sections.
 Sumitaka Yamamoto
HeartCore Enterprises, Inc.
February 7, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Results of Operations
Our Ability to Manage and Retain Customer Renewals, page 64

2. We note the additional disclosure in response to prior comment 2, including that the net retention rate for paying customers of your customer experience management business unit (CMS business) was 95%, 95% and 92% as of September 30, 2021, December 31,
      2020 and 2019, respectively. Please clarify the other disclosure that you had a net retention rate of 98% among the existing customers of your CMS business. In this regard, disclose if this rate also takes into account your non-paying customers. Consolidated Balance Sheets, page F-23

3. We note that you revised the unaudited consolidated financial statements as of September
      30, 2021 in response to prior comment 5. Please revise to label the financial statements as restated and provide disclosure describing the nature and effect of the error. Refer to ASC
      250-10-50-7.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameSumitaka Yamamoto
                                                           Division of
Corporation Finance
Comapany NameHeartCore Enterprises, Inc.
                                                           Office of Technology
February 7, 2022 Page 2
cc:       Laura Anthony
FirstName LastName